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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Amur Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 40th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Amur Advisors LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Amur Advisors LLC at December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

AMUR ADVISORS LLC

(a wholly owned subsidiary of Amur Capital Group LLC)

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

AMUR ADVISORS LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Contents

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Amur Advisors LLC

We have audited the accompanying statement of financial condition of Amur Advisors LLC (the "Company") (a wholly owned subsidiary of Amur Capital Group LLC) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Amur Advisors LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2012

AMUR ADVISORS LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	**$ 86,554**
Due from clearing broker	**229,405**
Note receivable from Parent	**275,000**
Other assets	**7,166**
Total assets	**$ 598,125**
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	**$ 29,796**
Member's equity	**568,329**
Total liabilities and member's equity	**$ 598,125**

AMUR ADVISORS LLC
(a wholly owned subsidiary of Amur Capital Group LLC)

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - ORGANIZATION AND BUSINESS

Amur Advisors LLC (the "Company"), a wholly owned subsidiary of Amur Capital Group LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on April 4, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

As an introducing broker-dealer, the Company acts primarily as a broker or dealer selling corporate debt securities and actively engages in private placements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

[2] Commissions and clearing costs:

All commissions and clearing costs are recorded on a trade date basis. Commission income includes all gains on riskless principal transactions.

[3] Cash:

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[4] Income taxes:

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. During the year ended December 31, 2011, the Company only conducted business in New York State and City and had no income from other jurisdictions that would impose tax on it. The Company has no uncertain tax positions. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the single member owner. Accordingly, the Company has not provided for federal and state income taxes.

NOTE C - TRANSACTIONS WITH RELATED PARTIES

The Company maintains an administrative services agreement with its Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services.

The Company's non-interest bearing note to its Parent is reduced as a result of the offset of amounts owed under the aforementioned administrative services agreement. The note has a final maturity date of December 31, 2015.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE D - DUE FROM CLEARING BROKER

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. As of December 31, 2011, such deposit is shown net of $20,595 due to clearing broker which is included in the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statement for this indemnification.

NOTE E - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $ 286,000 which exceeded the required net capital by approximately $ 281,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

NOTE F - CONCENTRATION

Substantially all of the assets of the Company are held by a single bank and a single clearing broker-dealer.